Exhibit 99.1

NiCE Announces Customer Keynote Speakers for Interactions 2025: Disney, H&R
Block, ALG Vacations, Charles Schwab and Carnival UK

Customer keynotes demonstrate CXone Mpower impact in driving better, faster customer service automation

Hoboken, N.J., June 4, 2025 –NiCE (Nasdaq: NICE) today announced customer keynote speakers from Disney,  H&R Block, Apple Leisure Group Vacations (ALGV), Charles Schwab and Carnival UK at the industry’s leading customer experience (CX) event, Interactions 2025.

Disney Creates Magic Through Innovative End-to-End Customer Journey

The Walt Disney Company brings magic to life through exceptional viewer experiences and successfully brought this same magic to streaming viewers seeking assistance through an innovative end-to-end customer journey with CXone Mpower, to automate actions in self-service, improve agent experience, and support millions of interactions worldwide. With NiCE, Disney is blending a more personalized self-service experience with memorable human interactions. Arun Chandra, SVP Customer Experience at Disney, said, “With NiCE, we’ve transformed our customer support at scale, by leading with self-service, optimizing operations, and redefining viewer experiences.”

H&R Block Transforms into a Digital-First, AI-powered Customer Care Organization with NiCE

H&R Block, the world leader in online and in-office tax preparation, is evolving into a digital-first customer care organization with NiCE. Driving continuous optimization, H&R Block successfully migrated to NiCE in 60 days, launched an IVR that managed 5 million calls in four months during the pandemic, and integrated digital self-service, intelligent coaching, and scalable AI. With seven-figure savings achieved, the company now aims to automate additional customer journeys to deliver a faster, more connected service at scale with CXone Mpower. “Real transformation happens when we empower teams, elevate technology and rethink experiences," said Brendan Mulryan, VP Customer Care at H&R Block. "NiCE has helped us reimagine CX, meeting today’s demand for digital self-service while advancing our AI and automation.”

ALG Vacations Achieved 35% Resolution Rate Through Redefined Self-Service with NiCE

ALG Vacations, North America’s premier tour operator curating unforgettable journeys for millions across six iconic brands, is redefining personalized travel with AI. ALGV has redefined self-service, cut call volumes and achieved an impressive 35% resolution rate with NiCE. Now, the company is taking it further with CXone Mpower Copilot, assisting advisors with real-time, actionable insights to elevate experiences. Nicholas Moreland, Director, Operations Strategy & Analytics at ALG Vacations, said, "AI is driving smarter, more personalized experiences for today’s digital-first travelers. With NiCE’s AI and automation, we’re not just meeting current needs, but anticipating the future.”

Charles Schwab Achieves Service Transformation at Scale with NiCE CXone Mpower

Charles Schwab, a leader in investment services, has successfully transformed its client service operations at scale, migrating thousands of client facing professionals onto NiCE CXone Mpower. By leveraging NiCE’s cloud-native platform to scale its operations, the company is now well-positioned to drive innovation through AI, advanced analytics and automation. Rahul Magan, Head of Client Service and Support at Charles Schwab, said, “Undertaking a large-scale cloud migration is a challenge that many enterprises are still navigating. With NiCE, we successfully delivered on our service transformation ambitions and are now advancing our commitment to meaningful innovation.”

Carnival UK Advances AI Innovation and Elevates Guest Experiences at Scale with NiCE

Carnival UK, supporting millions of interactions annually for P&O Cruises and Cunard, is transforming guest services at scale with AI. By leveraging NiCE CXone Mpower, including Copilot and Autopilot, Carnival UK increased assessed engagements by 99%, unlocking real-time insights into every interaction. This empowered them to deliver more personalized, efficient experiences at scale, even as guest volumes surged by the thousands. Jon Wells, Contact Centre Director, Carnival UK, said, “With NiCE CXone Mpower, we’re accelerating our AI roadmap to create exceptional, tailored experiences for every guest, at every touchpoint, and continuing to push the boundaries of innovation.”

Scott Russell, CEO of NiCE: “We’re empowering enterprises to unlock real value at unmatched speed with customer service automation. I'm thrilled to welcome Disney, H&R Block, ALG Vacations, Charles Schwab and Carnival UK to the Interactions 2025 keynote stage, where their groundbreaking work is setting new, innovative industry benchmarks in customer service."

View the Interactions 2025 agenda here, and register today.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.